# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: V2X, Inc., CIK 0001601548
CUSIP: 92242T101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0001653782
Persons authorized to receive notices and communications: Joel M. Rotroff, 450 Lexington Avenue, 40th Floor,, New York, New York (NY), 10017, (212) 627-2360

## Reporting persons
- American Industrial Partners Capital Fund VI, L.P. (CIK 0001653782): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,641,866; sole dispositive power 0; shared dispositive power 4,550,001; aggregate amount beneficially owned 4,641,866 (14.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,550,001 shares owned directly by Vertex Aerospace Holdco LLC ("Vertex Holdco") and indirectly by American Industrial Partners Capital Fund VI, L.P. ("AIP Fund VI") and AIPCF VI Vertex Aerospace Funding LP ("Vertex Funding").
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,168,081 shares of Common Stock outstanding as of September 26, 2025 (after giving effect to the Issuer's share repurchase on November 13, 2025).
- AIPCF VI Vertex Aerospace Funding LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,641,866; sole dispositive power 0; shared dispositive power 4,550,001; aggregate amount beneficially owned 4,641,866 (14.9% of the class)
  Comment: Row 8, 10 and 11. Includes 4,550,001 shares owned directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding.
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,168,081 shares of Common Stock outstanding as of September 26, 2025 (after giving effect to the Issuer's share repurchase on November 13, 2025).
- Vertex Aerospace Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,641,866; sole dispositive power 0; shared dispositive power 4,550,001; aggregate amount beneficially owned 4,641,866 (14.9% of the class)
  Comment: Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,168,081 shares of Common Stock outstanding as of September 26, 2025 (after giving effect to the Issuer's share repurchase on November 13, 2025).
- AIPCF VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,017,286; sole dispositive power 0; shared dispositive power 4,925,421; aggregate amount beneficially owned 5,017,286 (16.1% of the class)
  Comment: Row 8, 10 and 11. Includes (i) 4,550,001 shares owned directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding, and (ii) 375,420 shares owned directly by Lightship Capital LLC ("Lightship"). As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC ("AIP GP" and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the "Reporting Persons").
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,168,081 shares of Common Stock outstanding as of September 26, 2025 (after giving effect to the Issuer's share repurchase on November 13, 2025).
- Lightship Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 375,420; sole dispositive power 0; shared dispositive power 375,420; aggregate amount beneficially owned 375,420 (1.2% of the class)
  Comment: Row 13. Based on 31,168,081 shares of Common Stock outstanding as of September 26, 2025 (after giving effect to the Issuer's share repurchase on November 13, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: V2X, Inc.
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Comment:
Explanatory Note

This Amendment No. 9 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 9") amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2022, as amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on September 15, 2022, Amendment No. 2 thereto filed by the Reporting Person with the SEC on September 10, 2024, Amendment No. 3 thereto filed by the Reporting Person with the SEC on September 16, 2024, Amendment No. 4 thereto filed by the Reporting Person with the SEC on November 18, 2024, Amendment No. 5 thereto filed by the Reporting Person with the SEC on May 21, 2025, Amendment No. 6 thereto filed by the Reporting Person with the SEC on August 13, 2025, Amendment No. 7 thereto filed by the Reporting Person with the SEC on September 15, 2025 and Amendment No. 8 thereto filed by the Reporting Person with the SEC on November 17, 2025 (collectively, the "Original Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as by adding the following immediately prior to the last paragraph thereof:

On December 12, 2025, Vertex Holdco sold, pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), 1,200,000 shares of Common Stock at a price of $55.05 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Amendment No. 9 are incorporated herein by reference. The Reporting Persons may be deemed to beneficially own an aggregate of 5,017,286 shares of Common Stock. This amount consists of: (i) 4,550,001 shares of Common Stock held directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding; (ii) 375,420 shares of Common Stock held directly by Lightship; and (iii) 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters (described further in Item 6 of the Original Schedule 13D, under the header "Shareholders Agreement"). In its capacity as the general partner of each of AIP Fund VI and Credit Opportunity Fund, AIP GP may be deemed to indirectly beneficially own all 5,017,286 shares of Common Stock reported herein. The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 31,168,081 shares of Common Stock issued and outstanding as of November 13, 2025, after the Company's completion of a repurchase of 363,638 shares of Common Stock on November 13, 2025 as disclosed in the Issuer's preliminary prospectus supplement filed with the SEC on November 13, 2025 pursuant to Rule 424(b)(5) under the Securities Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except for the November 2025 Secondary Offering, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.

## Signatures
- American Industrial Partners Capital Fund VI, L.P.: By: AIPCF VI, LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (12/15/2025)
- AIPCF VI Vertex Aerospace Funding LP: By: AIP Vertex GP LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (12/15/2025)
- Vertex Aerospace Holdco LLC: /s/ Joel M. Rotroff, Joel M. Rotroff, President (12/15/2025)
- AIPCF VI, LLC: /s/ Stan Edme, Stan Edme, Managing Member and VP (12/15/2025)
- Lightship Capital LLC: /s/ Stan Edme, Stan Edme, VP (12/15/2025)